UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

                                                     (717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)

                         June 6, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

PREFATORY NOTE

Donegal Mutual Insurance Company (“Donegal Mutual”) files this Amendment No. 17 to its Schedule 13D/A (“Amendment No. 17”) to update the information contained in Amendment No. 16 to Schedule 13D/A that Donegal Mutual filed on July 1, 2009 relating to Donegal Mutual’s ownership of the Class A common stock and the Class B common stock of Donegal Group Inc. (“DGI”).

Donegal Mutual, as a mutual insurance company owned by its policyholders, has no stockholders. Donegal Mutual is therefore not subject to the periodic reporting requirements pursuant to Section 13(a) of the 1934 Act. However, Donegal Mutual is subject to the reporting requirements of Section 13(d) of the 1934 Act because Donegal Mutual owns more than 5% of the outstanding shares of Class A common stock of DGI and more than 5% of the outstanding shares of Class B common stock of DGI, each of which is a class of voting equity securities registered pursuant to Section 12 of the 1934 Act. DGI is subject to the periodic reporting requirements applicable to issuers of a class of voting equity securities registered pursuant to Section 12 of the 1934 Act.

DGI has previously timely reported, in accordance with the 1934 Act, all of the substantive information this Amendment No. 17 reports on Forms 8-K, 10-Q or 10-K or in the definitive proxy statements DGI has heretofore filed with the Securities and Exchange Commission (the “SEC”).

As the General Instructions to Schedule 13D require, Donegal Mutual reports the information Items 2 through 6 of Schedule 13D require with respect to each executive officer and director of Donegal Mutual and DGI, respectively. Donegal Mutual and such executive officers and directors, however, expressly declare that the filing of this Amendment No. 17 shall not constitute, or be construed as, an admission that such persons and Donegal Mutual constitute a “group” of beneficial owners for purposes of Section 13(d) of the 1934 Act.

SCHEDULE 13D

CUSIP Nos. 257701 20 1 and 257701 30 0

1	NAME OF REPORTING PERSONS Donegal Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,755,953 shares of Class A common stock and 4,207,539 shares of Class B common stock as of June 6, 2012
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 7,755,953 shares of Class A common stock and 4,207,539 shares of Class B common stock as of June 6, 2012
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,755,953 shares of Class A common stock and 4,207,539 shares of Class B common stock as of June 6, 2012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% of Class A common stock and 75.4% of Class B common stock as of June 6, 2012
14	TYPE OF REPORTING PERSON (See Instructions) IC HC

Item 2. Identity and Background.

Donegal Mutual hereby supplements and amends Item 2 of its Schedule 13D/A so that, as supplemented and amended, Item 2 reads in its entirety as follows:

The address of the principal place of business and the principal office of Donegal Mutual, a Pennsylvania mutual fire insurance company formed in 1889, the entity filing this Amendment No. 17, is 1195 River Road, Marietta, Pennsylvania 17547.

A group of local residents and business owners in Lancaster County, Pennsylvania formed Donegal Mutual in 1889 to provide property and casualty insurance. Now, 123 years later, Donegal Mutual has succeeded and grown to have approximately $340.0 million in total assets and surplus of approximately $181.0 million as of March 31, 2012. In addition, Donegal Mutual controls approximately two-thirds of the combined voting power of the outstanding shares of DGI’s Class A common stock and DGI’s Class B common stock. At March 31, 2012, DGI had total assets of approximately $1.3 billion and stockholders’ equity of approximately $391.0 million. Donegal Mutual and DGI now conduct business in 22 Mid-Atlantic, Midwestern, New England and Southern states. An important part of Donegal Mutual’s and DGI’s business culture is to maintain and strengthen their founding principles and values.

Since DGI established Atlantic States Insurance Company in 1986, Donegal Mutual and DGI’s insurance subsidiaries have conducted business together as the Donegal Insurance Group, while retaining their separate legal and corporate existences. As such, Donegal Mutual and DGI’s insurance subsidiaries share the same business philosophies, the same management, the same employees and the same facilities and offer the same types of insurance products. Donegal Mutual and DGI believe that Donegal Mutual’s majority voting interest in DGI fosters its ability to implement its business philosophies, enjoy management continuity, maintain superior employee relations and provide a stable environment within which Donegal Mutual and DGI’s insurance subsidiaries can grow their insurance businesses.

During 2011, A.M. Best Company reported that the Donegal Insurance Group ranked as the 103rd largest property and casualty insurance group in the United States based on 2010 net premiums written. In addition, A.M. Best Company assigned the Donegal Insurance Group an A.M. Best rating of A (Excellent).

Donegal Mutual and DGI believe their relationship with each other since 1986 has been integral to their respective growth, financial condition and success in the property and casualty insurance industry and will continue to be a benefit to Donegal Mutual, to Donegal Mutual’s policyholders, to DGI, to DGI’s stockholders and to the policyholders of DGI’s insurance subsidiaries for the long-term future. The relationship provides Donegal Mutual and DGI’s insurance subsidiaries with many advantages. Donegal Mutual and DGI believe these advantages include the following:

•	fostering the stable management of DGI’s insurance subsidiaries and their consistent underwriting discipline, external growth, long-term profitability and financial strength;

•	creating operational and expense synergies from the combination of resources and integrated operations of Donegal Mutual and DGI’s insurance subsidiaries;

•

enhancing DGI’s opportunities to expand by acquisition because of the ability of Donegal Mutual to affiliate with and acquire control of other mutual insurance companies and, thereafter, demutualize them and combine them with DGI;

•

producing more stable and uniform underwriting results for DGI’s insurance subsidiaries and Donegal Mutual over extended periods of time than DGI’s insurance subsidiaries and Donegal Mutual could achieve without their relationship;

•

providing opportunities for growth because of the ability of Donegal Mutual to enter into reinsurance agreements with other mutual insurance companies and place the business it assumes into the pooling agreement; and

•	providing Atlantic States with a significantly larger underwriting capacity because of the underwriting pool Donegal Mutual and Atlantic States have maintained since 1986.

In the latter portion of the fourth quarter of 2011 and the first quarter of 2012, the board of directors of Donegal Mutual undertook a review of the relationship between Donegal Mutual and DGI and determined that continuing the current relationship and the current corporate structure of Donegal Mutual and DGI is in the best interest of Donegal Mutual and its various constituencies.

Donegal Mutual believes that the maintenance of its majority voting control of DGI is an essential foundation to DGI’s strong financial condition and provides the benefits described above to DGI. The boards of directors of Donegal Mutual and DGI recently reaffirmed that their historical relationship provides both parties with numerous benefits and that the continuation of the existing relationship is in the best interest of all of the constituencies Donegal Mutual and DGI serve.

DGI has a two-class voting structure that enables DGI to issue stock to raise additional equity capital and to effect additional acquisitions without materially affecting the relative voting power of any stockholder. Donegal Mutual is committed to maintaining its majority voting control of DGI to facilitate the continuation of the benefits provided to DGI and Donegal Mutual by Donegal Mutual’s majority voting control of DGI. Donegal Mutual will therefore continue to purchase DGI’s Class A common stock and Class B common stock from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. An order of the Pennsylvania Insurance Department authorizes Donegal Mutual to acquire ownership of 100% of DGI’s Class B common stock and up to 70% of DGI’s Class A common stock.

The directors of Donegal Mutual are Scott A. Berlucchi, Dennis J. Bixenman, Michael K. Callahan, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, Jack L. Hess, John E. Hiestand, Kevin M. Kraft, Sr., Donald H. Nikolaus and R. Richard Sherbahn. A brief summary of the business experience of the directors of Donegal Mutual follows.

Mr. Berlucchi has been president and chief executive officer of Auburn Memorial Hospital since 2007. From 2004 to 2007, he was president and chief executive officer of Elk Regional Health System. He has been a director of Donegal Mutual since 2006.

Mr. Bixenman has been a director of Donegal Mutual since 2006 and is currently a vice president and senior consultant at Williams & Company Consulting, Inc., an environmental and business consulting firm with its headquarters in Sioux City, Iowa. Mr. Bixenman is a certified public accountant with extensive experience in auditing and preparing financial statements.

Mr. Callahan has been the chief executive officer of Benchmark Construction Company, Inc. for more than the past five years. He has been a director of Donegal Mutual since 2009.

Mr. Dreher joined the law firm of Duane Morris LLP in 1965 and has been a partner in that firm since 1971. Mr. Dreher has served as a director of Donegal Mutual since 1996, and as a director of Union Community Bank FSB (“UCB”) since May 2011 and as a director of its predecessor, Province Bank, FSB (“Province”), for 11 years prior thereto. UCB is a federally-chartered savings bank of which Donegal Mutual and DGI are the indirect owners.

Mrs. Gilmartin has been an employee of Associated Donegal Insurance Brokers since 1969. That agency has no affiliation with Donegal Mutual or DGI, except that Associated Donegal Insurance Brokers receives insurance commissions in the ordinary course of business from Donegal Mutual and DGI’s insurance subsidiaries in accordance with their standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979 and a director of DGI since 1986.

Mr. Glatfelter retired in 1989 as a vice president of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981 and a director of DGI since 1986. Mr. Glatfelter was vice chairman of the board of directors of Donegal Mutual from 1991 to 2001 and currently serves as chairman of the board of directors of Donegal Mutual. Mr. Glatfelter served as chairman of the board of directors of DGI from 1986 to 2012. Mr. Glatfelter has served as a director of UCB since May 2011 and of UCB’s predecessor, Province, for 11 years prior thereto. Mr. Glatfelter also serves on the board of directors of Conestoga Title Insurance Company (“CTIC”), a subsidiary of Donegal Mutual.

Mr. Greenya has been senior vice president and chief underwriting officer of Donegal Mutual since 2005. Prior thereto, Mr. Greenya served as senior vice president, underwriting of Donegal Mutual from December 1997 to 2005; vice president, commercial underwriting of Donegal Mutual from 1992 until December 1997 and manager, commercial underwriting of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.

Mr. Hess has been a certified public accountant for more than 30 years. He became a partner in Hess & Hess, certified public accountants, in 1982 and was the managing partner of that firm from 1998 to 2010. Effective January 1, 2011, Hess & Hess merged with Bertz & Co. and operates under the name Bertz, Hess & Co., LLP. Mr. Hess has been a director of Donegal Mutual since 2009 and a director of DGI since 2011. Mr. Hess also serves on the board of directors of CTIC.

Mr. Hiestand has been a self-employed provider of insurance administrative services for over 20 years. Mr. Hiestand served as a director of Central Savings and Loan Association (“Central”) in Columbia, Pennsylvania from 1982 to 1992. Mr. Hiestand has served as a director of Donegal Mutual since 1983.

Mr. Kraft has been the chief executive officer of Clyde W. Kraft Funeral Home, Columbia, Pennsylvania since 1995. Mr. Kraft served as a director of Central from 1980 to 1992. After Farmers First Bank acquired Central, Mr. Kraft served as a member of the regional board of Farmers First Bank. Mr. Kraft has been a director of Donegal Mutual since 2003, a director of DGI since 2009 and a director of UCB since May 2011. Mr. Kraft also currently serves on the board of directors of CTIC.

Mr. Nikolaus has been president and chief executive officer of Donegal Mutual since 1981 and a director of Donegal Mutual since 1972. Mr. Nikolaus has been president and chief executive officer of DGI, a director of DGI since 1986 and chairman of the board of directors of DGI since April 2012. Mr. Nikolaus also serves on the board of directors of CTIC and as the chairman of the board or president of each of DGI’s subsidiaries. Mr. Nikolaus has also served as chairman of the board of directors of UCB since May 2011. Prior to the formation of Province in 2000, Mr. Nikolaus served as a director of several regional banks, including Central. Mr. Nikolaus has also served as chairman of the Insurance Federation of Pennsylvania. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.

Mr. Sherbahn owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, from 1974 to 2007. Mr. Sherbahn has been a director of Donegal Mutual since 1974.

The executive officers of Donegal Mutual are Kevin G. Burke, Cyril J. Greenya, Jeffrey D. Miller, Donald H. Nikolaus, Robert G. Shenk and Daniel J. Wagner.

Mr. Burke has been senior vice president, human resources of Donegal Mutual since 2005. Prior thereto, Mr. Burke served as vice president, human resources, from 2001 to 2005 and served in other positions at Donegal Mutual from 1986 to 2005.

The biographical data of Mr. Greenya is as stated above.

Mr. Miller has been senior vice president and chief financial officer of Donegal Mutual and DGI since 2005. Prior thereto, he served as vice president and controller of Donegal Mutual and DGI from 2000 to 2005 and as controller of Donegal Mutual and DGI from 1995 to 2000. Mr. Miller also serves on the board of directors of CTIC.

The biographical data of Mr. Nikolaus is as stated above.

Mr. Shenk has been senior vice president, claims of Donegal Mutual since December 1997. Prior thereto, he served as vice president, claims of Donegal Mutual from 1992 until December 1997 and as manager, casualty claims of Donegal Mutual from 1985 to 1992.

Mr. Wagner has been senior vice president and treasurer of Donegal Mutual and DGI since 2005. Prior thereto, he served as vice president and treasurer of Donegal Mutual from 2000 to 2005, as treasurer of Donegal Mutual and DGI from 1993 to 2000 and as controller of Donegal Mutual from 1988 to 1993. Mr. Wagner also serves on the board of directors of CTIC.

The board of directors of DGI consists of Robert S. Bolinger, Patricia A. Gilmartin, Philip H. Glatfelter, II, Jack L. Hess, Kevin M. Kraft, Sr., John J. Lyons, Jon M. Mahan, S. Trezevant Moore, Jr., Donald H. Nikolaus, R. Richard Sherbahn and Richard D. Wampler, II.

Mr. Bolinger retired in 2001 as chief executive officer of Susquehanna Bancshares, Inc., a position he held from 1982 to 2001. From 2000 to 2002, Mr. Bolinger served as chairman of the board of directors of Susquehanna Bancshares, Inc.

The biographical data of Mrs. Gilmartin is as stated above.

The biographical data of Mr. Glatfelter is as stated above.

The biographical data of Mr. Hess is as stated above.

The biographical data of Mr. Kraft is as stated above.

Mr. Lyons has been president of Keefe Ventures, LLC, a manager of private investment funds, since 2002. Mr. Lyons was also president and portfolio manager for investment funds affiliated with Keefe Managers, Inc. from 1999 until 2007. Mr. Lyons served as president and chief executive officer of Gateway-American Bank, Ft. Lauderdale, Florida; Regent National Bank, Philadelphia, Pennsylvania; Monarch Savings Bank, Clark, New Jersey and Jupiter-Tequesta National Bank, Tequesta, Florida, from 1990 to 1998. Mr. Lyons was vice chairman of the investment firm, Advest, Inc., Hartford, Connecticut, subsequent to that firm’s purchase of his bank consulting practice in 1989. Mr. Lyons began his banking career as an examiner for the Federal Deposit Insurance Corporation in 1961. Mr. Lyons currently manages a private equity fund, Keefe Ventures Fund, LP, which invests in community banking organizations. Mr. Lyons has been a director of DGI since 2001, and a director of UCB since May 2011. Mr. Lyons also served as a director of UCB’s predecessor, Province, for 11 years prior thereto.

Mr. Mahan has been a managing director in the Investment Banking Division of Stifel Nicolaus & Company, Incorporated, or Stifel Nicolaus, and, previously, Legg Mason Wood Walker, Incorporated, prior to the acquisition of the Legg Mason Capital Markets Division by Stifel Nicolaus on December 1, 2005. Mr. Mahan joined Legg Mason in 1996 and served as a principal from 2001 to 2004. He has been a director of DGI since 2006.

Mr. Moore has been serving as senior vice president, Strategic Investment Group, of The Federal Home Loan Mortgage Corporation since March 2010. From May 2008 to November 2008, Mr. Moore served as a consultant to a medical malpractice insurance company. From November 2008 to March 2010, Mr. Moore served as a consultant to an interest rate risk management company. Prior thereto, Mr. Moore was president and chief executive officer of Luminent Mortgage Capital, Inc., or Luminent, from May 2007 to May 2008 and was president and chief operating officer of Luminent from March 2005 to May 2007. From 2000 to 2005, Mr. Moore was executive vice president, Capital Markets, of Radian Guaranty, Inc., or Radian. Prior to his service at Radian, Mr. Moore held several senior level positions in the mortgage industry, including at First Union National Bank, from 1997 to 2000.

The biographical data of Mr. Nikolaus is as stated above.

The biographical data of Mr. Sherbahn is as stated above.

Mr. Wampler is a certified public accountant and was a principal of the accounting firm of Brown Schultz Sheridan & Fritz, a position Mr. Wampler held from 1998 until he retired in 2005. For 28 years prior thereto, Mr. Wampler was a partner in the accounting firm of KPMG LLP. Mr. Wampler has been a director of UCB since May 2011 and served as a director of its predecessor, Province, for 11 years prior thereto.

All of the executive officers and directors of Donegal Mutual and DGI are citizens of the United States of America. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding other than traffic violations and similar misdemeanors. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

Donegal Mutual hereby supplements and amends Item 3 of its Schedule 13D/A so that, as supplemented and amended, Item 3 reads in its entirety as follows:

Donegal Mutual may from time to time purchase shares of Class A common stock of DGI and Class B common stock of DGI in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of any funds Donegal Mutual has historically used for this purpose has been Donegal Mutual’s available funds on hand, but it reserves the right to draw upon its available line of credit for this purpose in the future.

In February 2009, DGI’s board of directors authorized a share repurchase program pursuant to which DGI may repurchase up to 300,000 shares of DGI’s Class A common stock at prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. Since February 2009, DGI has repurchased 136,628 shares of DGI’s Class A common stock under this share repurchase program.

Item 4. Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A so that, as supplemented and amended, Item 4 reads in its entirety as follows:

DGI’s repurchase of shares of Class A common stock provides it with shares to use for compensation and other corporate purposes of DGI without diluting the majority voting ownership of DGI by Donegal Mutual. The purchase of shares of Class B common stock by Donegal Mutual provides it with additional corporate flexibility and helps assure Donegal Mutual’s continuing majority voting control of DGI. Donegal Mutual has no current plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:

•	Donegal Mutual’s disposition of shares of Class A common stock of DGI or Donegal Mutual’s disposition of shares of Class B common stock of DGI;

•	an extraordinary corporate transaction such as a merger or reorganization of DGI or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of DGI or any of DGI’s subsidiaries;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number of the members of DGI’s board of directors;

•	any material change in the capitalization of DGI as of March 31, 2012 or any material change in DGI’s current dividend policy and practices;

•	any material change in DGI’s business or corporate structures;

•

any change in DGI’s certificate of incorporation or by-laws or any other action that might impede an acquisition of control of DGI by a person other than Donegal Mutual as described in this Amendment No. 17;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized for quotation systems of a registered national securities association;

•	causing a class of equity securities of DGI to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

•	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Donegal Mutual hereby supplements and amends Item 5 so that, as supplemented and amended, Item 5 reads in its entirety as follows:

(a) At the close of business on May 31, 2012, the following persons and entity beneficially owned the number of shares of Class A common stock and Class B common stock set forth opposite their respective names:

Name of Individual or Identity of Group	Class A Shares Beneficially Owned(1)		Percent of Outstanding Class A Shares(2)	Class B Shares Beneficially Owned(1)	Percent of Outstanding Class B Shares(2)	Percent of Total Votes(2)
Donegal Mutual Insurance Company 1195 River Road Marietta, Pennsylvania 17547	7,755,953		38.7%	4,207,539	75.4%	65.8%

Directors of Donegal Mutual:
Donald H. Nikolaus	810,858	(3)	4.0%	186,375	3.3%	3.5%
Scott A. Berlucchi	20,122	(4)	—	—	—	—
Dennis J. Bixenman	23,022	(5)	—	—	—	—
Michael K. Callahan	12,097	(6)	—	—	—	—
Frederick W. Dreher	54,340	(7)	—	10,464	—	—
Patricia A. Gilmartin	24,196	(8)	—	—	—	—
Philip H. Glatfelter, II	29,021	(9)	—	3,276	—	—
Cyril J. Greenya	102,838	(10)	—	820	—	—
Jack L. Hess	22,254	(11)	—	—	—	—
John E. Hiestand	24,493	(12)	—	157	—	—
Kevin M. Kraft, Sr.	23,303	(13)	—	—	—	—
R. Richard Sherbahn	24,290	(14)	—	677	—	—

Executive Officers of Donegal Mutual and DGI(15):
Kevin G. Burke	98,333	(16)	—	—	—	—
Jeffrey D. Miller	123,003	(17)	—	582	—	—
Robert G. Shenk	114,763	(18)	—	—	—	—
Daniel J. Wagner	128,211	(19)	—	166	—	—

Directors of DGI(20):
Robert S. Bolinger	24,577	(21)	—	1,450	—	—
John J. Lyons	62,973	(22)	—	1,776	—	—
Jon M. Mahan	21,455	(23)	—	—	—	—
S. Trezevant Moore, Jr.	20,122	(24)	—	1,000	—	—
Richard D. Wampler, II	22,303	(25)	—	—	—	—

All Directors and Executive Officers of Donegal Mutual and DGI as a Group (21 persons)	1,786,574	(26)	8.4%	206,743	3.7%	5.1%

(1)	Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person’s spouse, or individually by his or her spouse.

(2)	Less than 1% unless otherwise indicated.

(3)	Includes 358,332 shares of Class A common stock that Mr. Nikolaus has the right to purchase under stock options granted by DGI that are currently exercisable. Also includes 166,369 shares of Class A common stock and 3,938 shares of Class B common stock owned by a family foundation of which Mr. Nikolaus is trustee.

(4)	Includes 18,167 shares of Class A common stock that Mr. Berlucchi has the right to purchase under stock options granted by DGI that are currently exercisable.

(5)	Includes 18,167 shares of Class A common stock that Mr. Bixenman has the right to purchase under stock options granted by DGI that are currently exercisable.

(6)	Includes 10,667 shares of Class A common stock that Mr. Callahan has the right to purchase under stock options granted by DGI that are currently exercisable.

(7)	Includes 18,167 shares of Class A common stock that Mr. Dreher has the right to purchase under stock options granted by DGI that are currently exercisable.

(8)	Includes 18,167 shares of Class A common stock that Mrs. Gilmartin has the right to purchase under stock options granted by DGI that are currently exercisable.

(9)	Includes 18,167 shares of Class A common stock that Mr. Glatfelter has the right to purchase under stock options granted by DGI that are currently exercisable.

(10)	Includes 98,333 shares of Class A common stock that Mr. Greenya has the right to purchase under stock options granted by DGI that are currently exercisable.

(11)	Includes 10,667 shares of Class A common stock that Mr. Hess has the right to purchase under stock options granted by DGI that are currently exercisable.

(12)	Includes 18,167 shares of Class A common stock that Mr. Hiestand has the right to purchase under stock options granted by DGI that are currently exercisable.

(13)	Includes 18,167 shares of Class A common stock that Mr. Kraft has the right to purchase under stock options granted by DGI that are currently exercisable.

(14)	Includes 18,167 shares of Class A common stock that Mr. Sherbahn has the right to purchase under stock options granted by DGI that are currently exercisable.

(15)	Excludes executive officers listed under “Directors of Donegal Mutual.”

(16)	Includes 98,333 shares of Class A common stock that Mr. Burke has the right to purchase under stock options granted by DGI that are currently exercisable.

(17)	Includes 106,666 shares of Class A common stock that Mr. Miller has the right to purchase under stock options granted by DGI that are currently exercisable.

(18)	Includes 98,333 shares of Class A common stock that Mr. Shenk has the right to purchase under stock options granted by DGI that are currently exercisable.

(19)	Includes 98,333 shares of Class A common stock that Mr. Wagner has the right to purchase under stock options granted by DGI that are currently exercisable.

(20)	Excludes DGI directors listed under “Directors of Donegal Mutual.”

(21)	Includes 18,167 shares of Class A common stock that Mr. Bolinger has the right to purchase under stock options granted by DGI that are currently exercisable.

(22)	Includes 18,167 shares of Class A common stock that Mr. Lyons has the right to purchase under stock options granted by DGI that are currently exercisable.

(23)	Includes 18,167 shares of Class A common stock that Mr. Mahan has the right to purchase under stock options granted by DGI that are currently exercisable.

(24)	Includes 18,167 shares of Class A common stock that Mr. Moore has the right to purchase under stock options granted by DGI that are currently exercisable.

(25)	Includes 18,167 shares of Class A common stock that Mr. Wampler has the right to purchase under stock options granted by DGI that are currently exercisable.

(26)	Includes 1,115,835 shares of Class A common stock the above-named persons have the right to purchase under stock options granted by DGI that are currently exercisable. Excludes 696,665 shares of Class A common stock the above-named persons have the right to purchase under stock options granted by DGI that are not currently exercisable.

(b) Each of the persons together with his or her spouse, as applicable, and have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) has purchased or disposed of any shares of DGI Class A common stock or Class B common stock during the 60 days preceding June 6, 2012, except as follows:

Name of Individual or Identity of Group	Date of Purchase	Class A Shares Purchased	Purchase Price($)	Amount Paid($)
Donegal Mutual Insurance Company 1195 River Road Marietta, Pennsylvania 17547	—	—	—	—

Directors of Donegal Mutual:
Donald H. Nikolaus	05/15/12	379	15.00	5,685
	05/15/12	1,249	14.96	18,685
Scott A. Berlucchi	—	—	—	—
Dennis J. Bixenman	04/26/12	1,000	13.79	13,790
	04/26/12	900	13.80	12,420
	04/27/12	1,000	13.77	13,770
Michael K. Callahan	04/25/12	400	13.80	5,520
Frederick W. Dreher	05/15/12	105	14.89	1,563
Patricia A. Gilmartin	—	—	—	—
Philip H. Glatfelter, II	05/15/12	25	14.89	372
Cyril J. Greenya	—	—	—	—
Jack L. Hess	04/27/12	1,325	13.84	18,338
	05/15/12	13	14.89	194
John E. Hiestand	—	—	—	—
Kevin M. Kraft, Sr.	—	—	—	—
R. Richard Sherbahn	05/15/12	55	14.89	819

Executive Officers of Donegal Mutual and DGI(1):
Kevin G. Burke	—	—	—	—
Jeffrey D. Miller	05/15/12	119	14.96	1,780
Robert G. Shenk	—	—	—	—
Daniel J. Wagner	05/15/12	237	14.96	3,546

Directors of DGI(2):
Robert S. Bolinger	—	—	—	—
John J. Lyons	—	—	—	—
Jon M. Mahan	—	—	—	—
S. Trezevant Moore, Jr.	—	—	—	—
Richard D. Wampler, II	05/15/12	13	14.88	193

(1)	Excludes executive officers listed under “Directors of Donegal Mutual.”

(2)	Excludes DGI directors listed under “Directors of Donegal Mutual.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Dated: June 6, 2012